JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

04 February 2003

03003766

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Trading Statement	-	**Dated 23 January 2003**
Announcement re Just Juice & Valpré	-	**Dated 3 February 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

03 FEB 10 AM 7:21

SABMiller plc Trading Statement

London and Johannesburg, 23 January 2003, SABMiller plc, the world's second largest brewer by volume, today issued the following trading statement. This updates the market on the group's third quarter, after the peak South African December period.

Beer South Africa's volumes for the third quarter of the year were up 2.6%, supported by a strong marketing effort, a more stable consumer environment and favourable weather. Year to date volumes are now up some 1% over last year. The good weather also helped ABI deliver third quarter volume growth of 5.9%, with year to date growth of 6.9%. Reported earnings from all the South African businesses for the nine months are ahead of prior year, assisted by improvement in the rand dollar exchange rate during the third quarter.

Miller Brewing Company's domestic volumes, excluding contract brewing, remain behind last year, down 3% for the six months since acquisition. Management focus on a wide range of business areas and initiatives continues.

Competitive pricing pressures and a difficult economic environment are still adversely affecting results from Central America.

Our European operations maintained the momentum of the first half, with volume growth of 11.6% for the three months. Key brand performance for the quarter has been pleasing with Pilsner Urquell up by 13.5% domestically and Miller Genuine Draft volumes in Russia almost doubling.

Africa and Asia's performance continues in line with expectations with Africa well ahead of prior year.

The group's objective of delivering real earnings per share growth for the full year remains intact.

-ENDS-

Notes to Editors:

SABMiller is the world's second largest brewer by volume with pro forma 2001/02 lager volumes in excess of 120 million hectolitres and is also the world's leading brewer in developing markets. It has 115 brewing operations and over 69,000 employees, in 24

countries across Africa, Central and Eastern Europe, North and Central America and Asia. It has a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller is one of the largest bottlers of Coca-Cola products in the world.

SABMiller is listed on the London and Johannesburg stock exchanges and has a market capitalisation of US$6.7 billion (approximately R60 billion).

For further information:

Nick Chaloner
Director of Communications, +44 (0) 20 7659 0119
SABMiller plc Mobile: +44 (0) 7880 502 755

Anna Miller Salzman
Head of Investor Relations, +44 (0) 20 7659 0106
SABMiller plc Mobile: +44 (0) 7973 837 070

Ciaran Baker
Head of Corporate Communications, +44 (0) 20 7659 0120
SABMiller plc Mobile: +44 (0) 7979 954 493

This announcement is available on the company website, www.sabmiller.com

SABMiller disposes of Just Juice and Valpré trademarks

London and Johannesburg, 3rd February 2003. SABMiller plc today announced the disposal of the trademarks "Just Juice", a juice brand, and "Valpré", a water brand, to The Coca Cola Company for US$13 million in cash. These brands will continue to be distributed in South Africa by SABMiller plc's indirect subsidiary Appletiser South Africa (Proprietary) Limited.

This transaction is subject to regulatory approval, including approval from local competition authorities.

Ends

For further information:

Nick Chaloner Director of Communications, SABMiller plc	+44 (0) 20 7659 0119 Mobile: +44 (0) 7880 502 755
Anna Miller Salzman Head of Investor Relations, SABMiller plc	+44 (0) 20 7659 0106 Mobile: +44 (0) 7973 837 070
Ciaran Baker Head of Corporate Communications, SABMiller plc	+44 (0) 20 7659 0120 Mobile: +44 (0) 7979 954 493

This announcement is available on the company website, www.sabmiller.com